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              [Penseco Financial Services Corporation Letterhead]




                                December 19, 2007


VIA EDGAR
---------

Mr. John P. Nolan
Accounting Branch Chief
U.S. Securities and Exchange Commission
Washington, DC  20549

         Re:      Penseco Financial Services Corporation
                  Form 10-K for the Fiscal Year Ended December 31, 2006
                  Forms 10-Q for the Quarterly Periods Ended March 31, 2007, June 30, 2007 and September 30, 2007
                  File No. 0000-23777
                  -------------------------------------------------------------

Dear Mr. Nolan:

         Penseco Financial Services Corporation (the "Company") has received the letter from the Securities and Exchange Commission (the "Commission"), dated December 5, 2007, regarding the Commission's comments on the above referenced filings. The Company appreciates the Commission's review and is hereby providing a response to the comments. To facilitate the Commission's review, the Company has repeated the comment followed by its response.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006:
------------------------------------------------------

EXHIBIT 13 - 2006 ANNUAL REPORT
-------------------------------

FINANCIAL HIGHLIGHTS, PAGE 2
----------------------------

COMMENT NO. 1
-------------

         WE NOTE YOUR DISCLOSURE OF THE NON-GAAP PER SHARE MEASURE "EARNINGS PER SHARE - CORE." NOTE THAT ASR 142 STATES THAT PER SHARE DATA OTHER THAN THAT RELATED TO NET INCOME, NET ASSETS AND DIVIDENDS SHOULD BE AVOIDED IN REPORTING FINANCIAL RESULTS. ALTHOUGH ITEM 10(E) OF REGULATION S-K DOES NOT INCLUDE A PROHIBITION ON THE USE OF PER SHARE NON-GAAP FINANCIAL MEASURES, ASR 142 INDICATES THAT DISCLOSURE THAT EXPLAINS HOW THESE MEASURE ARE USED BY MANAGEMENT AND IN WHAT WAY THEY PROVIDE MEANINGFUL INFORMATION TO INVESTORS (AS THE PER SHARE MEASURE WOULD NOT DEPICT THE AMOUNT THAT ACCRUES DIRECTLY TO SHAREHOLDERS' BENEFIT) IS CRITICAL. PLEASE CONFIRM THAT YOU WILL EXCLUDE THE DISCLOSURE OF NON-GAAP EARNINGS PER SHARE MEASURES FROM FUTURE FILINGS. ALTERNATIVELY, PROVIDE US WITH YOUR PROPOSED FUTURE DISCLOSURE THAT CLEARLY ADDRESSES THE CONCERNS RAISED IN ASR 142. FOR ADDITIONAL GUIDANCE, REFER TO QUESTION 11 OF THE JUNE 13, 2003 FREQUENTLY ASKED QUESTIONS REGARDING THE USE OF NON-GAAP FINANCIAL MEASURES.

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Mr. John P. Nolan
December 19, 2007
Page 2


RESPONSE TO COMMENT NO. 1
-------------------------

         The Company hereby confirms that it will exclude the disclosure of non-GAAP earnings per share measures from future filings.

COMMENT NO. 2
-------------

         AS A RELATED MATTER, IF YOU CONTINUE TO PRESENT NON-GAAP MEASURES IN YOUR FUTURE FILINGS, PLEASE CONFIRM THAT YOU WILL PROVIDE ALL OF THE DISCLOSURE REQUIRED BY ITEM 10(E) OF REGULATION S-K.

RESPONSE TO COMMENT NO. 2
-------------------------

         The Company hereby confirms that it will no longer present non-GAAP measures in its future filings.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE 28 AND 30

COMMENT NO. 3
-------------

         WE NOTE THAT YOUR ACCOUNTANTS' REPORTS ARE DATED FEBRUARY 26, 2006. PLEASE AMEND YOUR FORM 10-K TO INCLUDE APPROPRIATELY DATED REPORTS FROM THE ACCOUNTING FIRM. REFER TO RULE 2-02 OF REGULATION S-X.

RESPONSE TO COMMENT NO. 3
-------------------------

         The accountants' reports filed via EDGAR as part of the Company's Form 10-K for the fiscal year ended December 31, 2006 were incorrectly dated February 26, 2006 (rather than February 26, 2007) as a result of a typographical error. The Company has filed a Form 10-K/A for the fiscal year ended December 31, 2006, dated the date hereof, that includes correctly dated accountants' reports.

COMMENT NO. 4
-------------

         PLEASE ENSURE THAT YOU FILE THE ENTIRE TEXT OF THE AMENDED ITEMS, ITEMS 8 AND 9A, IN YOUR FORM 10-K AMENDMENT. IN ADDITION, FILE UPDATED OFFICER CERTIFICATIONS.

RESPONSE TO COMMENT NO. 4
-------------------------

         The Company has included the entire text of the amended Items 8 and 9A, along with updated officer certifications, in its Form 10-K/A.


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Mr. John P. Nolan
December 19, 2007
Page 3


                                     * * * *

         The Company hereby acknowledges that:

             o The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

             o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

             o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

        If you have any questions about our responses or require any additional information, please do not hesitate to call the undersigned at (570) 346-7741.

                                Very truly yours,

                                PENSECO FINANCIAL SERVICES CORPORATION

                                /s/ Patrick Scanlon

                                Patrick Scanlon
                                Senior Vice President and Controller

Enclosure

cc:      Craig W. Best, Penseco Financial Services Corporation
         Christina M. Gattuso, Esq.
         Corey D. O'Brien, Esq.